UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

            Nelnet, Inc.
(Name of Issuer)

         Class A Common Stock
(Title of Class of Securities)

            64031N 10 8
(CUSIP Number)

         12/31/2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]    Rule 13d-1(b)
    [ X ]    Rule 13d-1(c)
    [ ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64031N 10 8

1)    Names of Reporting Persons

    Muhleisen, Dan D.

2)    Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    [ ]
    (b)    [ ]

3)    SEC Use Only

4)    Citizenship or Place of Organization

    United States

Number of    5) Sole Voting Power    0 (1)
Shares
Beneficially
Owned    6) Shared Voting Power    3,688,299 (1) (2)
by Each
Reporting
Person    7) Sole Dispositive Power     0 (1)
With:

    8) Shared Dispositive Power    3,688,299 (1) (2)

9)    Aggregate Amount Beneficially
    Owned by Each Reporting Person    3,688,299 (1)

10)    Check if the Aggregate Amount in Row (9)
    Excludes Certain Shares (See Instructions)    [ X ]

11)    Percent of Class Represented by Amount in Row (9)    13.9% (3)

12)    Type of Reporting Person (See Instructions)    IN

(1)    All amounts in Rows 5–9 are as of December 31, 2022.

(2)    Includes (i) 1,171,836 shares of Class A common stock owned by the reporting person, which number of shares of Class A common stock reflects annuity distributions in 2022 of a total of 36,842 shares of Class A common stock to the reporting person from grantor retained annuity trusts (“GRATs”) established by the reporting person in 2020, as discussed below; (ii) 52,344 shares of Class A common stock jointly owned by the reporting person and his spouse; (iii) 869,025 shares of Class A common stock owned by the adult daughter of the reporting person, which number of shares of Class A common stock reflects an estate planning transfer of a total of 176,140 shares of Class A common stock to the adult daughter of the reporting person from two separate irrevocable trusts for her benefit established upon the expiration of the annuity term of GRATs established by the reporting person and his spouse in 2003; (iv) 681,538 shares of Class A common stock owned by the adult son of the reporting person; (v) a total of 552,000 shares of Class A common stock held in two separate irrevocable trusts established by the reporting person and his spouse, of which the adult daughter and the adult son of the reporting person and his spouse are the initial beneficiaries; (vi) a total of 176,030 shares of Class A common stock held in two separate irrevocable trusts for the benefit of the adult son of the reporting person established upon the expiration of the annuity term of GRATs established by the reporting person and his spouse in 2003; (vii) a total of 165,526 shares of Class A common stock held in four separate GRATs established by the reporting person in 2020, which number of shares reflects annuity distributions in 2022 from such GRATs to the reporting person of a total of 36,842 shares of Class A common stock under the terms of such GRATs; (viii) 10,000 shares of Class A common stock held in a dynasty trust established by the reporting person in 2020, of which the adult daughter and the adult son of the reporting person and his spouse are the initial beneficiaries; and (ix) 10,000 shares of Class A common stock held in a dynasty trust established by the reporting person’s spouse in 2020, of which the adult daughter and the adult son of the reporting person and his spouse are the initial beneficiaries. All of the shares discussed above are included in the shares of Class A common stock that have been reported as beneficially owned by the reporting person’s spouse, Angela L. Muhleisen, in separate statements (including amendments thereto) on Schedule 13G filed pursuant to Rule 13d-1(d) and Section 13(d)(6)(B) of the Act, with the most recent annual amendment thereto filed on or about the filing date of this amendment. The shares discussed above exclude (a) 947,334 shares of Class A common stock owned by the reporting person’s spouse which are included in the shares of Class A common stock reported as subject to sole voting power and sole dispositive power by the reporting person’s spouse; and (b) a total of 213,081 shares of Class A common stock held in six separate GRATs established by the reporting person’s spouse in 2020 and a total of 200,000 shares of Class A common stock held in four separate GRATs established by the reporting person’s spouse in 2022, which are included in the shares of Class A common stock reported as subject to shared voting power and shared dispositive power by the reporting person’s spouse, both as set forth in the most recent annual amendment to the statement on Schedule 13G for the reporting person’s spouse filed on or about the filing date of this amendment. The reporting person disclaims beneficial ownership of the shares owned by the reporting person’s spouse, as well as the shares held in the trusts discussed above, except to the extent that the reporting person actually has or shares voting power or investment power with respect to such shares, and the reporting thereof shall not be construed as an admission that the reporting person is a beneficial owner of such shares.

(3)    This percentage reflects issuer repurchases of shares of Class A common stock during 2022, and a resulting reduction in the number of outstanding shares of Class A common stock.

Item 1.

    (a)    Name of Issuer:

        Nelnet, Inc.

    (b)    Address of Issuer’s Principal Executive Offices:

121 South 13th Street
Suite 100
Lincoln, Nebraska 68508

Item 2.

    (a)    Name of Person Filing:

Muhleisen, Dan D.

(b)    Address of Principal Business Office or, if none, Residence:

6321 Doecreek Circle
Lincoln, Nebraska 68516

(c)    Citizenship:

    United States

(d)    Title of Class of Securities:

    Class A Common Stock

(e)    CUSIP Number:

    64031N 10 8

Item 3.    If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)    [ ]    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)    [ ]    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)    [ ]    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)    [ ]    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)    [ ]    An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)    [ ]    An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)    [ ]    A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)    [ ]    A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)    [ ]    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)    [ ]    A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)    [ ]    Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4.    Ownership.

(a)    Amount beneficially owned:
    3,688,299

(b)    Percent of class:
    13.9%

(c)    Number of shares as to which the person has:

    (i)    Sole power to vote or to direct the vote:
0 (1)

    (ii)    Shared power to vote or to direct the vote:
3,688,299 (2)

    (iii)    Sole power to dispose or to direct the disposition of:
0 (3)

    (iv)    Shared power to dispose or to direct the disposition of:
3,688,299 (4)

Item 5.    Ownership of Five Percent or Less of a Class

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

    As discussed in footnote (2) for Rows 6) and 8) above, which is incorporated by reference herein, certain securities reported in this Schedule are held by or on behalf of persons other than the reporting person, which other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

    Not applicable.

Item 8.    Identification and Classification of Members of the Group

    Not applicable.

Item 9. Notice of Dissolution of Group

    Not applicable.

Item 10. Certifications

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

(1)    See footnote for Row 5) above.

(2)    See footnotes for Row 6) above.

(3)    See footnote for Row 7) above.

(4)    See footnotes for Row 8) above.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

    Dan D. Muhleisen

    /s/ Audra Hoffschneider
    Name: Audra Hoffschneider
    Title: Attorney-in-Fact*

* Pursuant to the power of attorney filed on October 1, 2018 as an exhibit to this statement and incorporated herein by reference.